QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.
25242 Arctic Ocean Drive
Lake Forest, CA 92630

July 3, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”) Form S-3, File No. 333-189190

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, the Company hereby requests that the effective time of the above-referenced Registration Statement, as amended, be accelerated to 5 p.m. Eastern time on July 5, 2013, or as soon as possible thereafter.

For purposes of Rule 461, there is no underwriter. The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (586) 948-9534 with any questions you may have concerning this request.

Sincerely,

Quantum Fuel Systems Technologies Worldwide, Inc.

/s/ Kenneth R. Lombardo
Kenneth R. Lombardo
General Counsel